FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Announces Alliance with BigMachines

Magic Software Announces Alliance with BigMachines

Application and Integration Platform Provider Offers Integration Services for Leader in Sales Configuration, Pricing and Quoting, and Proposal Generation

Or-Yehuda, Israel – May 5, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions and BigMachines, the leader in product configuration, pricing and quoting, proposal generation and B2B ecommerce, today announced an alliance focused on integration services for the BigMachines Selling Platform. BigMachines provides a web-based platform that empowers sales teams and channels to sell more and sell faster with solutions that simplify the configuration of products and services, generating 100 percent accurate quotes and branded proposals, and eliminating pricing errors. By integrating seamlessly with CRM, ERP, and other enterprise systems, BigMachines ensures accurate data flow throughout the enterprise. Magic Software’s integration platform offers BigMachines’ customers an integration path to  ERP, CRM, and other enterprise systems in real time.

"Using iBOLT, we can offer a new option for our customers to integrate the BigMachines Selling Platform with business systems such as SAP, Salesforce CRM, Oracle JD Edwards, Lotus, Microsoft Dynamics CRM, SharePoint, and others. Customers are demanding simplified integration and optimized business processes, and the alliance between BigMachines and Magic Software delivers that," said Matt Gorniak, Senior Vice President of Sales and Alliances at BigMachines.

Guy Bernstein, Chief Executive Officer of Magic Software, added: “Working together, BigMachines and Magic Software can help customers optimize business processes to help them sell more and sell faster with BigMachine's pricing and configuration options, expanded mobile approval capabilities, updated CRM information, and additional administration controls. We are excited to be adding a leading ISV in the United States to our large and growing list of partners around the world.”

iBOLT simplifies integration of business applications used for enterprise resource planning (ERP), customer relationship management (CRM), logistics, supply chain management, and other enterprise systems.

About BigMachines

BigMachines is the global leader in on-demand sales configuration, quoting and proposal software, helping companies sell more and sell faster in the cloud. BigMachines solutions empower sales across customers' channels by streamlining their sales processes from opportunity to order. Using BigMachines software, sales teams and channels can quickly configure products, generate quotes and proposals, manage complex pricing, generate legal contracts, and manage orders. BigMachines offers extensive reporting capabilities and easily integrates to leading CRM and ERP systems, including those from salesforce.com, Oracle, and SAP. BigMachines' rapidly growing customer base includes global leaders such as Kodak's GCG, Siemens, Ingersoll Rand, and NTT Communications, as well as innovative growth companies such as ShoreTel and Voltaire Ltd. For more information, visit www.bigmachines.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions and business and process integration solutions. For more information, visit www.magicsoftware.com.

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Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

Magic Software Media Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Announces Alliance with BigMachines

Exhibit 10.1